[MOTOROLA LOGO]
January 17, 2008
VIA EDGAR
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Ms. Kathleen Krebs, Special Counsel

Re:	Motorola, Inc. Definitive Schedule C14A filed March 15, 2007 File No. 1-07221
Ms. Krebs:
     On December 20, 2007, Motorola, Inc. (“Motorola”) acknowledged receipt of your letter dated December 17, 2007 related to the above-referenced filing. At that time, Motorola anticipated that it would respond to the Staff’s comments by January 18, 2008.
     Motorola has recently had significant changes in its senior management (including the appointments of a new CEO, a new head of Human Resources and a new head of Executive Rewards). In order to properly review the subject matter raised in your letter with the executives who now fill these roles, Motorola requires additional time to complete its response. Motorola now expects to deliver its response to your letter by Friday, February 1, 2008. I apologize for the delay.
     Please call me at (847) 576-5014 if there are any concerns regarding our proposed timetable.

Sincerely,
/s/ Jeffrey A. Brown

Jeffrey A. Brown
Senior Corporate Counsel, Motorola, Inc.